UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



Signature of Debtor

Date 9/16/10

_____
Signature of Joint Debtor

_____
Date



Signature of Authorized Individual*

Date 9/16/10

J. Gregory Ambro
Printed Name of Authorized Individual

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

	BANK ACCOUNTS						CURRENT MONTH		FILING TO DATE
	GEN OPER.	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH	$ 9,773	$ -	$ 281	$	$ -	$ -	10,054	$ 9,200	$ (68,811)
RECEIPTS									
CASH SALES		-					-	-	83,387
CREDIT CARD RECEIVABLES		-					-	-	20,495
LOANS AND ADVANCES		-					-	-	
SALE OF ASSETS		-					-	-	117,620
OTHER RECEIPTS	97						97	-	70,077
TRANSFERS (FROM DIP ACCTS)							-	-	
TOTAL RECEIPTS	$ 97	$ -	$ -	$ -	$ -	$ -	$ 97	$ -	$ 291,579
DISBURSEMENTS									
ADVERTISING		-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)		-					-	-	53,228
RENT		-					-	81	14,466
PAYROLL, PAYROLL TAXES, AND BENEFITS	64						64	64	51,068
UTILITIES	8						8	14	4,737
INSURANCE		-					-	-	1,114
SALES AND OTHER TAXES		-					-	-	33,073
GENERAL OPERATING	17						17	22	8,742
FINLAY LICENSE		-					-	-	11,814
FINANCING EXPENSES		-					-	-	3,524
PROFESSIONAL FEES	282						282	200	18,149
OTHER		-					-	-	7,724
TOTAL DISBURSEMENTS	$ 371	$ -	$ -	$ -	$ -	$ -	$ 371	$ 381	$ 210,862
DRAW ON LC		-					-	-	4,648
ADJUSTMENTS		-					-	-	2,522
NET CASH FLOW	$ (274)	$ -	$ -	$ -	$ -	$ -	$ (274)	$ (381)	$ 78,591
(RECEIPTS LESS DISBURSEMENTS)									
CASH (LOAN BALANCE)- END OF MONTH	$ 9,499	$ -	$ 281	$ -	$ -	$ -	$ 9,780	$ 8,819	$ 9,780

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 8/28/10 was $0.
[2] 'Projected' amounts reflect projections per the winddown budget.

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID

This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES	
O'Melveny & Meyers	8/1/10 to 8/28/10	8/10/2010	156,418	153,016	3,402	6,350,597	206,731	606,978
FTI Consulting	8/1/10 to 8/28/10					2,989,958	132,806	104,077
Richards, Layton & Finger	8/1/10 to 8/28/10	8/16/2010	12,313	11,700	613	874,122	64,219	38,846
Kurtzman Carson Consultants	8/1/10 to 8/28/10	n/a	n/a	26,979	17,035	1,125,754	172,574	-
Cooley Godward Kronish	8/1/10 to 8/28/10	8/10/2010	27,517	27,059	458	838,884	31,749	56,893
Loughlin Meghji & Company	8/1/10 to 8/28/10	8/13/2010	19,587	19,578	9	840,698	833	68,581
Benesch	8/1/10 to 8/28/10	8/13/2010	1,325	1,216	109	155,901	4,020	5,091
GE Capital Third Party Legal [1]	8/1/10 to 8/28/10	n/a	n/a			578,731	5,505	-
Financial Dynamics	8/1/10 to 8/28/10					29,377	-	-
Other	8/1/10 to 8/28/10	8/9/2010	1,872	1,872	-	217,555	717	14,058
TOTAL PAYMENTS TO PROFESSIONALS			$ 219,032	$ 241,420	$ 21,626	$ 14,001,577	$ 619,154	$ 894,524

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	-	1,758
Total Revenues	-	96,650
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	-	22,714
OPERATING EXPENSES		
Advertising	-	2,108
Bad Debts	-	61
Contributions	-	9
Employee Benefits Programs	8	2,390
Insider Compensation	43	1,418
Insurance	14	1,423
Repairs and Maintenance	3	1,278
Rent and Lease Expense	38	4,830
Salaries/Commissions/Fees	18	21,692
Supplies	-	1,921
Taxes	22	3,929
Travel and Entertainment	-	132
Utilities	7	1,656
Other (attach schedule)	4	97,624
Total Operating Expenses Before Depreciation	157	140,471
Depreciation/Depletion/Amortization	12	5,457
Net Profit (Loss) Before Other Income & Expenses	(169)	(123,214)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	(3)	(4,221)
Interest Expense	-	1,656
Net Profit (Loss) Before Reorganization Items	(166)	(120,649)
REORGANIZATION ITEMS		
Professional Fees	989	15,963
U. S. Trustee Quarterly Fees	3	112
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	992	18,884
Income Taxes	-	76
Net Profit (Loss)	**$ (1,158)**	**$ (139,609)**

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	4	5,644
Unclassified	0	(1,120)
Communications	(2)	674
Postage	0	223
Professional Fees	2	13
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Loss on Sale of Assets	0	93,245
Store Closure Costs	0	44
Total Other Operational Expenses	**4**	**97,624**
Other Income		
Rental income	(3)	(138)
Miscellaneous (income) expense	0	(4,083)
Total Other Income	**(3)**	**(4,221)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)		BOOK VALUE PETITION DATE ($ in 000's)	
CURRENT ASSETS				
Unrestricted Cash and Equivalents	$	9,426	$	7,408
Restricted Cash and Cash Equivalents [1]		281		-
Accounts Receivable (Net)		2,887		2,944
Inventories		-		126,552
Prepaid Expenses (attach schedule)		1,789		3,849
Professional Retainers		70		493
Other Current Assets (attach schedule)		6,314		8,216
TOTAL CURRENT ASSETS	$	20,767	$	149,462
PROPERTY AND EQUIPMENT				
Real Property and Improvements		-		60,652
Machinery and Equipment		-		61,313
Furniture, Fixtures and Office Equipment		-		89,942
Leasehold Improvements		3,981		65,463
Vehicles		-		420
Construction in progress		-		2,187
Less Accumulated Depreciation		(2,472)		(151,228)
TOTAL PROPERTY & EQUIPMENT	$	1,509	$	128,749
OTHER ASSETS				
Loans to Insiders		-		-
Other Assets (attach schedule)		1,819		5,166
TOTAL OTHER ASSETS	$	1,819	$	5,166
TOTAL ASSETS	$	24,095	$	283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH		BOOK VALUE PETITION DATE	
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)				
Accounts Payable		7		
Taxes Payable (refer to FORM MOR-4)		901		
Wages Payable		9		
Rent / Leases - Building/Equipment		1,289		
Secured Debt / Adequate Protection Payments		-		
Professional Fees		895		
Amounts Due to Insiders		22		
Other Postpetition Liabilities (attach schedule)		17,556		
TOTAL POSTPETITION LIABILITIES	$	20,679		-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)				
Secured Debt		990		76,069
Priority Debt		-		37
Unsecured Debt		53,116		54,533
Other Pre-petition Liabilities (attach schedule)		273		64,099
TOTAL PRE-PETITION LIABILITIES	$	54,379		194,738
TOTAL LIABILITIES	$	75,058		194,738
OWNER EQUITY				
Capital Stock		137		137
Additional Paid-In Capital		78,007		78,002
Retained Earnings - Pre-Petition		11,987		11,987
Retained Earnings - Postpetition		(139,607)		
Adjustments to Owner Equity (attach schedule)		(1,487)		(1,487)
NET OWNER EQUITY		(50,963)		88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$	24,095	$	283,377

[1] Restricted Cash and Cash Equivalents represents cash held in a separate account for utility adequate assurance.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
Prepaid Expenses		
Prepaid insurance	37	1,167
Workers compensation prepaid	1,739	889
Prepaid advertising	-	219
Prepaid health and other	13	122
Prepaid rent	-	-
Prepaid expenses	-	1,094
Prepaid property taxes	-	358
Total Prepaid Expenses	**1,789**	**3,849**
Other Current Assets		
Supplies	-	1,534
Workers compensation reserves	6,118	6,118
Deferred loan fees	-	4
Other receivables	196	373
Salary support receivable	-	184
Other	-	3
Total Other Current Assets	**6,314**	**8,216**
Other Assets		
Intangibles - lease rights	-	813
Investment in partnership	1,809	1,810
Deposits	10	-
Straightline lease	-	2,543
Prepaid rent	-	
Total Other Assets	**1,819**	**5,166**

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	2,732		
Gift and merchandise cards	3,595		
Vacation payable	38		
Payroll deductions payable	-		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	329		[1]
Deferred revenue	-		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,736		
Capital leases	-		
Total Other Postpetition Liabilities	**17,556**		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	25	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	151	520	
Pension liability	97	97	
Other accruals prepetition	-	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	**273**	**64,099**	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	

[1] Represents reserves that are reevaluated on a quarterly basis.
[2] Represents employee programs that were continued postpetition per Court order.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	-	13,114.00	(13,114.00)	-
FICA	1,013	4,081.00	(4,081.00)	1,013
Unemployment	-	-	-	-
Total Federal Taxes	$ 1,013	$ 17,195	$ (17,195)	$ 1,013
State and Local				
Withholding	-	4,886.00	(4,886.00)	-
Sales & Excise	-	-	-	-
Unemployment	-	-	-	-
Real Property	439,355	18,489	-	457,844
Personal Property [1]	499,580	-	(57,307)	442,273
Workers Compensation	-	-	-	-
Other: Local	-	-	-	-
Total State and Local	938,935	23,375	(62,193)	900,117
Total Taxes	$ 939,948	$ 40,570	$ (79,388)	$ 901,130

[1] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 1, 2010 - August 28, 2010

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X